SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                          Report of a Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                          For the month of March 2003

                               ASML Holding N.V.

                                  De Run 1110
                               5503 LA Veldhoven
                                The Netherlands
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                    Form 20-F  _X_           Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                            Yes __              No _X_


If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-83266) OF ASML HOLDING N.V.

Exhibit
-------

99.1     Memorandum and Articles of Association.


"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 ASML HOLDING N.V. (Registrant)

Date:  March 14, 2003                            By: /s/ Peter T.F.M. Wennink
                                                     --------------------------
                                                     Peter T.F.M. Wennink
                                                     Executive Vice President
                                                     and Chief Financial Officer

                                                                  Exhibit 99.1
                                                                  ------------


                    Memorandum and Articles of Association

         ASML Holding N.V. ("ASML") is registered with the trade register of the Chamber of Commerce for Oost Brabant in Eindhoven, the Netherlands, under registration number 17085815. The following discussion summarizes certain provisions of the Articles of Association of ASML (the "Articles of Association"), an unofficial English translation of which was filed with the Commission on Form 8-A/A on June 18, 2002.

Objects

         Pursuant to Article 2 of the Articles of Association, the objects of ASML are to establish, participate in, administer and finance companies and enterprises engaged in the development, manufacture and sale of products that are used for the production of semiconductors, including, in particular, lithographic products and systems, and the development and commercialization of technical and other know-how relating to the above products and systems, and to do everything pertaining thereto or connected therewith, including engaging in industrial, commercial and financial activities, and services in general, in the broadest sense.

Description of Share Capital; General

         The authorized share capital of ASML is divided into 900,000,000 ordinary shares, nominal value EUR 0.02 per share (the "Ordinary Shares"), 900,000,000 cumulative preference shares, nominal value EUR 0.02 per share (the "Preference Shares"), and 23,100 priority shares, nominal value EUR 0.02 per share (the "Priority Shares"). The Ordinary Shares are held (i) in the form of registered shares, held through the book entry system maintained by, and registered in the name of, the Netherlands Centraal Instituut voor Giraal Effectenverkeer in the Netherlands ("Amsterdam Shares"), (ii) in the form of registered shares ("New York Shares") issued by Morgan Guaranty Trust Company, ASML's New York transfer agent and registrar, and (iii) in the form of registered shares entered in ASML's Veldhoven shareholder register. The Preference Shares and the Priority Shares are also held in registered form. The Ordinary Shares outstanding as of the date of this Report are fully paid and nonassessable. No liability to further capital calls by ASML attaches to any of the outstanding shares. The Priority Shares are held by the Stichting Prioriteitsaandelen ASML Holding N.V., a Netherlands foundation with a board consisting of members of the Board of Management and of the Supervisory Board of ASML. The approval of the Meeting of Priority Shareholders of ASML is required for any transfer of Priority Shares.

         There are no Preference Shares outstanding as of the date of this Report. The Preference Shares were established in order to protect the interests of ASML and its stakeholders, and effectively strengthen the negotiating position of the Board of Management in the event that a third party attempts to secure a controlling interest in ASML without the agreement of the Board of Management. See "-- Preference Shares".

         ASML's Articles of Association also provide that ASML is subject to certain provisions of Netherlands law applicable to large corporations (structuurregime) that have the effect of concentrating control over significant corporate decisions and transactions in the hands of ASML's Supervisory Board, as further described below.

Dividends

         Dividends are payable in respect of the Ordinary Shares out of annual profits shown in the annual report of ASML, as adopted by the Supervisory Board and approved by the General Meeting of Shareholders of ASML, after payment of accumulated dividends on any outstanding Preference Shares. However, subject to statutory provisions, the Board of Management may at its discretion, with the prior approval of the Supervisory Board and the Meeting of Priority Shareholders, distribute one or more interim dividends on the Ordinary Shares before the annual accounts for any financial year have been approved by the General Meeting of Shareholders. The Board of Management, with the approval of the Supervisory Board, may decide that all or part of ASML's profits should be retained and not be made available for distribution to shareholders, except for dividends on the Preference Shares. Those profits that are not retained may be distributed to shareholders pursuant to a shareholders' resolution, provided that the distribution does not reduce shareholders' equity below the issued share capital plus the amount of reserves required by Netherlands law. Existing reserves that are distributable in accordance with Netherlands law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the Board of Management that has been approved by both the Supervisory Board and the Meeting of Priority Shareholders.

         Cash distributions, if any, will be declared in euro. Amounts payable to holders of New York Shares will be payable by a dividend disbursing agent in U.S. dollars, converted by ASML at the rate of exchange on Euronext Amsterdam N.V. ("Euronext Amsterdam") at the close of business on the date fixed for that purpose by the Board of Management, and in accordance with the Articles of Association. Amounts payable to holders of Ordinary Shares, other than New York Shares, will be payable by ASML in euro. The right to receive cash dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.

         Dividends payable on any outstanding Preference Shares will be equal to an amount determined by multiplying the amount paid in respect of such shares by a rate that is two hundred basis points above the average, for the financial year to which the dividend relates, of the EURIBOR rate for cash loans with a duration of twelve months.

         ASML currently intends to retain any future earnings for its business and does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

         General Meetings of Shareholders. General Meetings of Shareholders (including holders of Ordinary Shares, Preference Shares and Priority Shares) will be held at least once a year, not later than six months after the end of the fiscal year, in Veldhoven, Eindhoven, Amsterdam or The Hague. ASML will mail notices to the holders of New York Shares at least 15 days prior to the annual meeting and will publish a notice convening a general meeting in at least one national newspaper in the Netherlands and, as long as the Ordinary Shares are listed on the Official Segment of the stock market of Euronext Amsterdam, in the official publication of Euronext Amsterdam. In these notices, ASML will, if applicable, include details regarding the procedures to be followed by shareholders in order to notify ASML in writing of their intention to attend the meeting. ASML does not solicit from, or nominate proxies for, its shareholders and is exempt from the Securities and Exchange Commission's proxy rules under the Securities Exchange Act of 1934. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies with written authority. See "-- Share Certificates and Transfer".

         Extraordinary General Meetings of Shareholders may be held as often as deemed necessary by the Supervisory Board or Board of Management and must be held if the Meeting of Priority Shareholders or one or more holders of Ordinary Shares or Preference Shares or other persons entitled to attend a General Meeting of Shareholders jointly representing at least 10% of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management specifying in detail the matters to be considered.

         Resolutions are adopted at General Meetings of Shareholders by a majority of the votes cast (except where a different proportion of votes is required by the Articles of Association or Netherlands law) and there are generally no quorum requirements applicable to such meetings. Each Ordinary Share, Preference Share and Priority Share has the right to one vote.

         Amendment of Articles of Association and Winding Up of ASML. Pursuant to the Articles of Association, resolutions to amend the Articles of Association (including the amendment of shareholders rights) or to wind up ASML, if proposed by the Board of Management, must be approved by a majority of the votes cast at a General Meeting of Shareholders and, if proposed by shareholders, must be approved by at least a three-fourths' majority of the votes cast at a General Meeting of Shareholders at which more than half of the issued share capital is represented or, if the requisite capital is not represented, by a three-fourths' majority of the votes cast at a new meeting held within four weeks thereafter, at which meeting there are no quorum requirements. All such resolutions must in either case be approved by the Supervisory Board and by a three-fourths' majority of the votes cast in a Meeting of Priority Shareholders at which more than half of the issued Priority Shares are represented, or if the requisite Priority Shares are not represented by a three-fourths' majority of the votes cast at a new meeting held within four weeks thereafter, at which meeting there are no quorum requirements. The above requirements applicable to the amendment of the Articles of Association, as set forth in the Articles of Association, are more significant than the minimum approval requirements under Netherlands law (which requires approval by the General Meeting of Shareholders in addition to the approval of the Supervisory Board of a proposal from the Board of Management to amend the Articles of Association).

Appointment of Supervisory Board and Board of Management

         The Supervisory Board appoints its own members. Non-binding recommendations for appointment to the Supervisory Board may be made by each of the General Meeting of Shareholders, the Works Council and the Board of Management. In addition, the General Meeting of Shareholders and the Works Council may object (on grounds limited by Netherlands law) to a proposed appointment by the Supervisory Board. Notwithstanding an objection by the General Meeting of Shareholders or the Works Council, an appointment may be made as intended if, on the application of the Supervisory Board, the Enterprise Chamber of the Amsterdam Court of Appeals declares in a final ruling that the objection was unfounded.

         The term of office of each member of the Supervisory Board will expire no later than the earlier of the first General Meeting of Shareholders after the fourth anniversary of his or her appointment and the General Meeting of Shareholders held in the year in which he attains the age of 72.

         Members of the Board of Management of ASML are appointed by the Supervisory Board. The Supervisory Board shall notify the General Meeting of Shareholders of intended appointments to the Board of Management.

         If a member of the Board of Management, acting in a personal capacity, enters into an agreement with ASML or conducts any litigation against ASML, ASML will be represented in that matter by another member of the Board of Management or by a member of the Supervisory Board designated for that purpose by the Supervisory Board, unless the General Meeting of Shareholders designates a person for that purpose (which may be the person with respect to whom the conflict of interests exists), except as may be otherwise provided by Netherlands law. If a member of the Board of Management has a conflict of interests with ASML other than as described above, such member may, like the other members of the Board of Management, represent ASML. As a general matter, other than in certain limited circumstances provided for in the Articles of Association, members of the Supervisory Board will not represent ASML. Other than as described above, the Articles of Association do not contain any limitations on the right of members of the Supervisory Board or the Board of Management to vote on matters where a conflict of interests may exist.

         The Supervisory Board determines the remuneration and other terms of employment of the members of the Board of Management on the basis of recommendations made thereto by the Remuneration Committee of the Supervisory Board. The General Meeting of Shareholders determines the remuneration of the members of the Supervisory Board on the basis of a proposal thereto submitted to the General Meeting of Shareholders by the Supervisory Board. The remuneration of the members of the Supervisory Board consists of a fixed annual amount. The Supervisory Board may grant additional remuneration to its Chairman or to other members whom the Supervisory Board may have charged with additional Supervisory Board responsibilities. Members of the Supervisory Board and the Board of Management do not need to hold any shares in ASML's share capital in order to qualify as a director.

Adoption of Annual Accounts

         As provided by Netherlands law and by ASML's Articles of Association, the Board of Management will submit ASML's annual Netherlands statutory accounts, together with a certificate of the auditor in respect thereof, to the Supervisory Board for adoption.

Liquidation Rights

         In the event of the dissolution and liquidation of ASML, the assets remaining after payment of all debts and liquidation expenses are first to be distributed to the holders of Preference Shares to the extent of any accumulated and unpaid dividends plus the consideration paid upon issuance of the Preference Shares and second to holders of Priority Shares to the extent of the nominal amount of the Priority Shares. Remaining amounts thereafter will be distributed to holders of Ordinary Shares.

Issues of Ordinary Shares; Preemptive Rights

         The Board of Management has the power to issue Ordinary Shares and Preference Shares if and insofar as the Board of Management has been authorized to do so by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to ASML's Articles of Association). The Board of Management requires the approval, however, of the Supervisory Board and the Meeting of Priority Shareholders for such an issue. An authorization of the Board of Management to issue Ordinary Shares or Preference Shares may be effective for a specified period of up to five years and may be renewed. In the absence of such authorization, the General Meeting of Shareholders has the power to authorize the issuance of Ordinary Shares or Preference Shares, upon the proposal of the Board of Management, which proposal must be authorized by the Supervisory Board and by the Meeting of Priority Shareholders.

         Holders of Ordinary Shares have a pro rata preemptive right of subscription to any issuance of Ordinary Shares for cash, which right may be limited or eliminated. Such shareholders have no pro rata preemptive subscription right with respect to any Ordinary Shares issued for consideration other than cash or in the case of Ordinary Shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders (whether by means of an authorizing resolution or by an amendment to the Articles of Association), the Board of Management has the power, on approval by the Supervisory Board and the Meeting of Priority Shareholders, to limit or eliminate the preemptive rights of holders of Ordinary Shares. An authorization to limit or eliminate preemptive rights may be effective for up to five years and may be renewed. In the absence of such designation, the General Meeting of Shareholders has the power to limit or eliminate such preemptive rights, upon the proposal of the Board of Management, which proposal must be approved by the Supervisory Board and the Meeting of Priority Shareholders. Resolutions by the General Meeting of Shareholders referred to in this paragraph require approval of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting. The right of U.S. shareholders to subscribe for Ordinary Shares pursuant to preemptive rights may, under certain circumstances (such as where ASML is unable to comply, or elects not to comply, with the registration requirements of the U.S. federal securities laws with respect to the Ordinary Shares underlying such preemptive rights), be limited to the right to receive the approximate market value (if any) of such rights in cash. Any such receipt of cash could be taxable to such U.S. shareholders.

         The foregoing provisions apply equally to the issuances of rights to subscribe for Ordinary Shares.

Repurchase and Cancellation of Ordinary Shares

         ASML may repurchase Ordinary Shares at any time, subject to compliance with certain requirements under Netherlands law (and provided the aggregate nominal value of the Ordinary Shares held by ASML or a subsidiary at any one time amounts to no more than one-tenth of ASML's issued share capital). Ordinary Shares owned by ASML may not be voted or counted for quorum purposes. Any such purchases are subject to the approval of the Supervisory Board and the authorization (whether by means of an authorizing resolution or by an amendment to ASML's Articles of Association) of shareholders at the General Meeting of Shareholders of ASML, which authorization may not be for more than 18 months. Ordinary shares held by ASML may be resold.

         Upon the proposal of the Board of Management, with approval of the Supervisory Board and the meeting of Priority Shareholders, the General Meeting of Shareholders may resolve to cancel Ordinary Shares repurchased by ASML. Any such proposal is subject to general requirements of Netherlands law with respect to reduction of capital.

Limitations on Right to Hold or Vote the Ordinary Shares

         There are no limitations imposed by Netherlands law or by the Articles of Association on the right of non-resident owners to hold or vote the Ordinary Shares.

Preference Shares

         The Preference Share option has been granted to the Preference Share Foundation, which has been established in accordance with Netherlands law and Euronext Amsterdam rules and has as its object "the protection of the interests of ASML and the enterprises maintained by it in such a way that the interests of ASML and those enterprises and of all concerned are protected as well as possible, and to minimize influences which, in conflict with these interests, could affect the independence and identity of ASML and those enterprises, as well as everything which is connected with or could be conducive to the above". For this purpose, the term "enterprise" includes each of ASML's subsidiaries. The Board of Directors of the Preference Share Foundation is independent of ASML and is composed of three voting members drawn from the Netherlands business and academic communities, as well as the Chairman of the Supervisory Board, who is a non-voting member.

         The Preference Share option gives the Preference Share Foundation the right to acquire a number of Preference Shares equal to the number of Ordinary Shares outstanding at the time of exercise of the Preference Share option for a subscription price equal to their nominal value of EUR 0.02 per share. Only one-fourth of this subscription price is payable at the time of initial issuance of the Preference Shares (the remainder would be due only when called by ASML). The Preference Shares may be cancelled and repaid by ASML upon the authorization by the General Meeting of Shareholders of a proposal to do so by the Board of Management that receives the prior approval of the Supervisory Board and of the Meeting of Priority Shareholders.

         Exercise of the Preference Share option would effectively dilute the voting power of the Ordinary Shares then outstanding by one-half. The practical effect of any such exercise would be to prevent attempts by third-parties to acquire control of ASML, even at a price that represents a substantial premium to the then current market price of the Ordinary Shares.

Share Certificates and Transfer

         The Ordinary Shares may be issued in registered form as Amsterdam Shares or New York Shares, as the holder may elect. Amsterdam Shares are represented in the form of an entry in the share register without the issuance of a share certificate. Amsterdam Shares may be transferred through the book entry system maintained by Euroclear Netherlands by means of executing an instrument of transfer. The New York Shares are registered with the New York transfer agent and registrar, Morgan Guaranty Trust Company of New York, 60 Wall Street, New York, New York 10260, and are represented by certificates printed in the English language in any denomination, but not for more than 100,000 shares. Amsterdam Shares are traded on the Official Segment of the stock market of Euronext Amsterdam under the symbol "ASML". New York Shares are traded on Nasdaq under the symbol "ASML".

         Amsterdam Shares may be converted into New York Shares and vice versa. Upon request to ABN AMRO Bank N.V., the Netherlands exchange agent (the "CF Agent"), that Amsterdam Shares be exchanged for New York Shares, the CF Agent will ensure that the share register is amended accordingly and will instruct the New York Transfer Agent and Registrar to issue New York Shares and to deliver the corresponding certificates. Similarly, on presentation to the New York Transfer Agent and Registrar of New York Shares for cancellation and accompanied by an appropriate request, the New York Transfer Agent and Registrar will instruct the CF Agent in the Netherlands to ensure that the share register is amended accordingly and that the shares are brought into the book entry system. Certificates for New York Shares may be exchanged at the office of the New York Transfer Agent and Registrar for certificates of other authorized denominations.

         A fee of $0.05 per share is charged to shareholders for the exchange of Amsterdam Shares for New York Shares (and for the reverse).

         The Amsterdam Shares have been accepted for clearance through Euroclear and Clearstream, Luxembourg (Common Code 5607493 and ISIN NL0000334332). The Fonds Code on Euronext Amsterdam is 33433.